Exhibit 19

Kinsale Capital Group, Inc.

POLICY ON THE PREVENTION OF INSIDER TRADING AND SELECTIVE DISCLOSURE

Introduction
In the normal course of business, individuals working for Kinsale Capital Group, Inc. and its subsidiaries (collectively, the “Company”) may come into possession of significant, sensitive, confidential or proprietary information. In the eyes of the law, this information is considered the Company’s property. Individuals working for the Company are entrusted with this information and have a duty to protect it against inappropriate use or disclosure.
In addition, federal securities laws generally prohibit individuals from buying or selling securities of a public company while they possess material non-public information (also called “inside information”) about that company. They are also prohibited from passing inside information to others (which is called “tipping”). For purposes of these insider trading laws, securities include common stock as well as stock options and certain debt securities. The laws apply to direct holdings, as well as indirect holdings, such as holdings through a family trust, and apply to virtually any individual, including all individuals associated with the Company, if the information involved is “material” and “non-public.” These terms are defined below.
Other federal securities laws are designed to ensure that the Company discloses inside information only through broad, non-discriminatory distribution to the public. Regulation FD, which stands for Fair Disclosure, prohibits Company personnel from selectively disclosing inside information to the investment community.
Violation of these laws can result in substantial legal consequences – including fines, civil penalties and imprisonment – being imposed on the Company, on individual Covered Persons (as defined below), and on recipients of material non-public information.
Purpose
The purpose of this policy is to facilitate compliance with these laws by: (1) informing Covered Persons of their responsibilities; (2) establishing procedures for certain Covered Persons to follow in connection with their trading in Company securities; and (3) informing Covered Persons of the consequences of violating the law and this policy. The Company has adopted this policy to fulfill its obligation to prevent insider trading and selective disclosure and to help Covered Persons avoid the severe consequences associated with violation of these laws.
If you have any questions regarding the application of this policy, please contact the Company’s Chief Financial Officer, who is the designated compliance officer for purposes of this policy (the “Designated Compliance Officer”).

Scope
This insider trading policy applies to every director, officer, employee or agent of the Company (each, a “Covered Person”). It also applies to the spouse, minor children, or other adults living in the same household, any family members who do not live in the same household but whose transactions in stock or other securities of the Company are directed by such Covered Person or are subject to influence or control by such Covered Person (collectively, “family members”). This policy applies to any and all transactions in the Company’s securities, including transactions in common stock, restricted stock, derivative securities (such as put and call options and convertible debentures or preferred stock), debt securities (such as debentures, bonds and notes), 401(k) plans, employee stock purchase plans, dividend reinvestment plans and any other type of securities that the Company may issue.
Material Non-Public Information
Material Information. There is no bright line test for determining whether particular information is material. Such a determination depends on the facts and circumstances unique to each situation, and cannot be made solely based on the potential financial impact of the information. In general, information may be considered “material” if a reasonable investor would consider the information significant when deciding whether to buy or sell Company securities, or the information, if disclosed, could be viewed by a reasonable investor as having significantly altered the total mix of information available in the marketplace about the Company. It does not matter whether the information is positive, negative, favorable or unfavorable. Simply put, any information which could reasonably be expected to affect the trading price of the Company’s common stock or other securities is material information. Common examples of material information include the following:
•annual, quarterly or monthly financial results;
•a change in revenue or earnings or projections relating to either;
•discussions, negotiations and agreements regarding a significant proposed or pending transaction, including a merger, acquisition, business combination or tender offer;
•a significant change in value or composition of the Company’s assets or liquidity;
•a change in control of the Company;
•planned changes in dividend or distribution policies;
•declaration of a stock split, the initiation of a stock buy-back program or the offering of additional debt or equity securities;
•a significant cybersecurity incident;
•entering into significant new contracts or the non-performance or termination of a significant existing contract;
•significant threatened claims, litigation, or governmental investigations;
•an imminent change in the Company’s credit rating by a rating agency; or
•top management changes.
This list is not exhaustive; other types of information may also be material.

Non-Public Information. Information is “non-public” if it has not been disseminated to investors through a widely circulated news or wire service (such as Dow Jones, Bloomberg, PR Newswire, etc.) or through a public filing with the Securities and Exchange Commission (the “SEC”). For the purposes of this Policy, information will be not considered public until the opening of regular trading on the New York Stock Exchange (“NYSE”) on the second trading day after the Company’s widespread public release of the information.
Generally Prohibited Activities
Insider Trading. No Covered Person may buy, sell or otherwise trade in Company securities while aware of material non-public information concerning the Company. No Covered Person may buy, sell or otherwise trade in Company securities during any special trading blackout period applicable to such Covered Person as designated by the Designated Compliance Officer.
Tipping. Providing material non-public information to another person (such as family members, friends, relatives or business associates) who may trade or advise others to trade on the basis of that information is known as “tipping” and is illegal. When “tipping” occurs, both the person who discloses the information (called the “tipper”) and the person who receives the information (called the “tippee”) may be liable under the insider trading laws. This liability applies even if a tipper derives no monetary benefit from the ultimate tippee’s trading activity. Therefore, each Covered Person and his or her family members are prohibited from disclosing to third parties, without the Company’s authorization, any material non-public information concerning the Company.
Giving Trading Advice. No Covered Person may give trading advice of any kind about the Company to anyone, whether or not such Covered Person is aware of material non-public information about the Company, except that a Covered Person should advise other Covered Persons not to trade if such trading might violate the law or this policy.
Inside Information About Other Publicly Traded Companies. The prohibitions on trading or tipping also apply to stock or other securities (including options relating to such securities) issued by any other company – such as customers or competitors – if a Covered Person acquired or possesses material non-public information relating to the other company in the course of his or her employment or affiliation with our Company.
No Short Sales, No Limit Orders Exceeding the Date When Placed. Covered Persons and their family members are prohibited from making any short sales of the Company’s common stock or any other Company securities. Further, Covered Persons and their family members may not place limit orders for shares of the Company’s common stock or such other securities that remain effective after the day on which they are placed (such as “good until cancelled” orders).
No Trading in Options. Covered Persons and their family members are strictly prohibited from engaging in transactions in put options, call options or other derivative securities of the Company’s common stock. A transaction in these kinds of options is, in effect, a bet on the short-term movement of the Company’s common stock, and thus could create the appearance that the trading was based on inside information.
No Hedging Transactions. Covered Persons and their family members are prohibited from engaging in hedging transactions involving Company stock or securities (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company securities. Certain forms of hedging or monetization transactions (such as zero-cost collars and forward sale contracts) allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential upside appreciation in the stock. These transactions would allow a person to continue to own the covered securities, but without the full risks and rewards of ownership. Thus, a person who engaged in these transactions would no longer have the same objectives as the Company’s shareholders.
Margin Accounts and Pledges of Company Stock are Prohibited. Covered Persons and their family members are prohibited from purchasing Company securities on margin, holding Company securities in a margin account or pledging Company stock as collateral for a loan, except in connection with a broker assisted exercise and sale of stock when any loan is outstanding only until the sale is cleared (i.e., a so-called “cashless option exercises”). Brokers may generally sell stock in a margin account without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because these sales could occur at a time when a Covered Person possesses material non-public information, a Covered Person cannot engage in these types of transactions except in connection with a cashless exercise of stock options when any loan is outstanding only until the sale is cleared.
Interim Blackout Periods. Potentially material events or circumstances may from time to time require the Company to implement a Blackout Period related to a specific event or set of circumstances, during which all trading in Company securities may be prohibited. The Company may designate Covered Persons with access to material non-public information concerning that event or circumstances as being subject to a Blackout Period. In that case, the Company will advise those Covered Persons that they are subject to a Blackout Period and will inform them when the Blackout Period terminates. Covered Persons who are advised about the existence of a Blackout Period are prohibited from disclosing the existence of the Blackout Period to any other person.
Rule 10b5-1 Trading Plans. Covered Persons who adopt a pre-arranged trading plan may be able to effect certain transactions in the Company’s stock or other securities even when trades would otherwise be prohibited by this policy. Any such trading plan must (i) satisfy the requirements of the SEC’s Rule 10b5-1 (including specified waiting periods and limitations on multiple overlapping plans and single trade plans), and (ii) be approved by the Designated Compliance Officer prior to establishing such plan. The Company’s directors and officers subject to Section 16 of the Securities Exchange act of 1934 (collectively, “Section 16 Insiders”) should be aware that the Company will be required to make quarterly disclosures regarding all Rule 10b5-1 Plans entered into, amended or terminated by Section 16 Insiders and to include the material terms of such plans, other than pricing information. If you have questions about trading plans or wish to establish a trading plan, please contact the Designated Compliance Officer.
Post-Employment or Other Relationship. This policy will continue to apply to Covered Persons after the termination of their employment or other relationship with the Company. If your employment or other relationship terminates for any reason while you are in possession of material non-public information or you are subject to a Blackout Period, you will continue to be subject to this policy until the Blackout Period ends or until that information has become public or is no longer material, whichever is later.

Gifts of Securities
Gifts of securities may include gifts to trusts for estate planning purposes, as well as donations to a charitable organization. Covered Persons are prohibited from making any gifts of Company securities during a Blackout Period. Depending on the circumstances, gifts of Company securities should also be avoided while the person making the gift is aware of material nonpublic information. Accordingly, you are encouraged to consult the Designated Compliance Officer when contemplating a gift.
Additional Restrictions Applicable to Restricted Persons and Section 16 Individuals
Trading Restrictions On Certain Company Insiders. The Company’s directors, officers, Designated Company Spokespersons (as defined below), and any other Covered Person who regularly has access to material non-public information, as designated by the Designated Compliance Officer, and the respective family members of each of the foregoing (collectively, “Restricted Persons”) are prohibited from trading in any Company securities at any time, except during a Quarterly Window Period.
In addition to the rules set forth above, Section 16 Insiders are subject to certain additional rules governing their transactions in the Company’s stock. Section 16 of the Securities Exchange Act of 1934 requires Section 16 Insiders to disgorge any short-swing profits resulting from certain opposite-way transactions within six months, e.g., purchases of Company stock within six months before or after a sale, or selling any stock within six months before or after a purchase.
Although Section 16 is designed to prevent the abuse of inside information, it is an absolute rule, and therefore it applies whether or not a Section 16 Insider actually possesses any material non-public information. Additionally, Section 16 Insiders are required to report their ownership and transactions in Company securities to the SEC on certain forms. Section 16 Insiders should contact the Designated Compliance Officer before they engage in any transaction involving Company stock, so that the information necessary to prepare these forms may be obtained and it can be determined if there is any reason why the Section 16 Insider should not be trading in Company stock.
Quarterly Window Periods. A Quarterly Window Period will begin at the opening of regular trading on NYSE on the second trading day after the Company publicly issues its full set of public financial results and performance measures for the prior quarter (e.g., a customary quarterly earnings press release), and will end not later than the close of regular trading on the fifteenth calendar day of the third month of then-current quarter (or if not a trading day, the immediately preceding trading day). For example, if July 24th is a trading day and the Company issues its customary quarterly earnings press release after the market close on July 24th, the related Quarterly Window Period would begin when regular trading commences on July 26th (assuming July 26th is a trading day) and would end at the close of regular trading on September 15th (or if not a trading day, the immediately preceding trading day). The Company reserves the right to from time to time adjust the commencement time/date and the ending time/date of any Quarterly Window Period, both forward and backward.
Trading Pre-Clearances. Even during a Quarterly Window Period, all Restricted Persons, including family members, are required to obtain written pre-clearance of any and all transactions (including, without limitation, gifts) in any Company securities with the Designated Compliance Officer. Absent the receipt of pre-clearance, transactions in Company stock and other securities by Restricted Persons and their family members are strictly prohibited.
Insider Trading Penalties and Disciplinary Actions
Surveillance. The SEC and the national securities exchanges in the U.S. have extensive surveillance facilities that are used to monitor trading in stocks and stock options. Through these surveillance facilities, the SEC and major securities exchanges are able to identify unusual trading in stocks and stock options that may be indicative of insider trading. Where this occurs, both informal and formal investigations may be launched by a securities exchange and/or the SEC. The Company will cooperate with those investigations. Covered Persons should remember that if a transaction in Company securities becomes the subject of scrutiny, the transaction will be viewed after the fact, with the full benefit of hindsight. As a result, before engaging in any transaction involving Company securities, Covered Persons should carefully consider how regulators and others might view the transaction in hindsight.
Civil and Criminal Penalties. The consequences of insider trading violations can be severe under U.S. law. The SEC takes the position that these laws apply to all transactions in stock (including options) and other securities of companies listed for trading in the U.S., whether or not the actual trades take place in the U.S. For individuals who trade on inside information (or tip information to others), penalties include:
1.A civil penalty of disgorgement, or return, of profit gained or loss avoided, plus a fine of up to three times the profit gained or loss avoided;
2.A criminal fine (no matter how small the profit) of up to $5 million; and
3.A jail term of up to 20 years.
In addition to civil and criminal penalties, persons contemporaneously trading at the time of a violation of the insider trading laws have the right to sue the insider for an amount equal to the profit gained or loss avoided by the insider in such transaction, offset by any amounts the insider is required to disgorge by the SEC.
For a company (as well as any supervisory person of a company) that fails to take appropriate steps to prevent illegal insider trading, penalties include:
1.A civil penalty of up to the greater of $2 million or three times the profit gained or loss avoided as a result of the employee’s violation; and
2.A criminal penalty of up to $25 million.
Company Discipline. Failure to comply with this policy may also subject Covered Persons to Company-imposed sanctions and disciplinary action, including termination of employment for cause. Disciplinary actions could be imposed even in the absence of a criminal prosecution or a violation of law.
Reporting of Violations. Any Covered Persons who violates this policy or any federal or state law governing insider trading or tipping, or knows of any such violation by any other Insider, must report the violation immediately to the Designated Compliance Officer. Upon determining that any such violation has occurred, the Designated Compliance Officer, in consultation with the Chair of the Audit Committee, will determine whether the Company should release any material non-public information, and, when required by applicable law, shall cause the Company to report the violation to the SEC or other appropriate governmental authority.
Regulation FD (Fair Disclosure).
Our policy is that disclosures of material non-public information about the Company (“inside information”) should be broadly disseminated via the wire services, SEC filings or by other means reasonably designed to provide broad dissemination to the public, so that all investors have prompt and fair access to information that might affect the price of the Company’s securities.
Violations of Regulation FD are subject to SEC enforcement action, which may include an administrative action seeking a cease-and-desist order, or a civil action against the Company or an individual seeking an injunction and/or monetary penalties.
Designated Company Spokesperson. Designated Company Spokesperson means the Company’s Chief Executive Officer and Chief Financial Officer and any other person or job position named on a list of Designated Company Spokespersons that is maintained by the Company’s Disclosure Committee. Designated Company Spokespersons (other than the Chief Executive Officer and Chief Financial Officer) may be authorized to speak for the Company only on specified topics.
Prohibited External Communications. No Covered Person should issue any external communication (including via “social media”) that includes inside information, or authorize others to do so, unless that Covered Person is a Designated Company Spokesperson, or is authorized to do so on that specific occasion by a Designated Company Spokesperson.
Communications with Investment Community. Material information about the Company should not be discussed with members of the investment community (such as Company shareholders, financial analysts and financial news media representatives) or other external parties unless that information has already been disclosed by the Company in a manner that satisfies Regulation FD. To further this policy, only Designated Company Spokespersons are authorized to give interviews, make speeches, comment or respond on behalf of the Company to members of the investment community. Other Covered Persons who receive inquiries from members of the investment community should refrain from commenting on Company matters and should refer the inquirer to a Designated Company Spokesperson or to the Company’s investor relations consultant.
Company Transactions
From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions of its securities.
Limited Exceptions
Limited exceptions or waivers from this Policy can be granted subject to the approval of the Designated Compliance Officer. The Designated Compliance Officer shall consult with the Board of Directors or an independent committee thereof as the Designated Compliance Officer shall deem necessary or appropriate.
Administration
Compliance. Failure to observe this policy may result in serious legal difficulties for the involved Covered Person, as well as for the Company, including the possibility of civil suits by stockholders.
Amendment. The Company reserves the right to amend, modify, terminate and/or replace this policy at any time and from time to time.
Questions. All questions and inquiries regarding this policy, the prevention of insider trading and compliance with Regulation FD should be directed to the Designated Compliance Officer for purposes of this policy. If you are unsure about any aspect of this policy or its applicability to you or any given transaction or situation, ask for guidance.
Effective February 20, 2025.